Exhibit 99.1

Opera Declares Upcoming Cash Dividend of $0.40 per Share Under Its Recurring Dividend Program

OSLO, Norway, June 10, 2025 – Opera Limited (NASDAQ: OPRA), one of the world’s major browser developers and a leading internet consumer brand, today announced that its Board of Directors has declared its next semi-annual cash dividend of $0.40 per share to holders of the company’s ordinary shares and American Depositary Shares (“ADSs”), each representing one ordinary share, payable on or about July 15, 2025, to shareholders of record as of the close of business on July 8, 2025. The aggregate dividend payment will be $35.8 million based on 89,513,291 shares currently outstanding. Dividends to be paid to the holders of ADSs through the depositary bank, The Bank of New York Mellon, will be subject to the terms of the deposit agreement.

About Opera

Opera is a user-centric and innovative software company focused on enabling the best possible internet browsing experience across all devices. Hundreds of millions use the Opera web browsers for their unique and secure features on their mobile phones and desktop computers. Founded in 1995, and headquartered in Oslo, Norway, Opera is a public company listed on the Nasdaq stock exchange under the ticker symbol “OPRA”. Download the Opera web browser and access other Opera products from opera.com. Learn more about Opera at investor.opera.com.

Contacts

Investor relations:

Matthew Wolfson

investor-relations@opera.com

Media:

press-team@opera.com